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17004994

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
414

SEC FILE NUMBER
8- 51017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladowsky Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Manor Road
(No. and Street)

Smithtown (City) NY (State) 11787 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason R. Gladowsky (631) 360-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason R. Gladowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladowsky Capital Management Corp., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON GLADOWSKY
Notary Public, State of New York
No. 02GL6093958 Qualified in Suffolk County
Commission Expires on July 14, 20__

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLADOWSKY CAPITAL MANAGEMENT CORPORATION

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition

December 31, 2016

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934] as a PUBLIC DOCUMENT

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2016

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gladowsky Capital Management Corp.
Smithtown, New York

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp., as of December 31, 2016. This financial statement is the responsibility of Gladowsky Capital Management Corp.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 21, 2017

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 110,296
Receivable from clearing broker	28,722
Investment in securities - at fair value	87,256
Prepaid expenses	16,628
Equipment, furniture and fixtures, and leasehold improvements - net	66,392
	$ 309,294
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 35,134
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, issued, and outstanding	20,000
Additional paid-in capital	274,570
Accumulated deficit	(20,410)
	274,160
	$ 309,294

See notes to financial statement.

1 – ORGANIZATION AND BUSINESS

Gladowsky Capital Management Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company was incorporated on January 16, 1997 under the laws of the State of New York and maintains offices in Smithtown, New York.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

c. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statutes. Accordingly, the Company is treated for federal and New York State income tax purposes as a flow through entity, instead of as a corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company files federal and New York State income tax returns, and the earliest tax year that is subject to examination by these taxing authorities is 2012.

The Company adopted ASC 740, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company did not have material unrecognized tax benefits as of December 31, 2016 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2016, the Company has no accrued interest or penalties related to uncertain tax positions.

Continued

d. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. At December 31, 2016, the $28,722 receivable from Clearing Broker included the required clearing deposit of $25,000 to be maintained at the Clearing Broker.

4 – FAIR VALUE MEASUREMENTS OF INVESTMENT IN SECURITIES

Securities are recorded at fair value in accordance ASC 820, ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2016, securities owned by the Company consist of only Level 1 hierarchy securities which consist of 1,300 shares of NASDAQ Stock Market, Inc common stock ("NASDAQ") at fair value of $87,256.

Continued

5 – EQUIPMENT, FURNITURE AND FIXTURES, AND LEASEHOLD IMPROVEMENTS

Equipment, furniture and fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$ 138,143
Furniture and fixtures	135,461
Leasehold improvements	25,167
	298,771
Less: Accumulated depreciation and amortization	232,379
	$ 66,392

6 – RELATED PARTY TRANSACTIONS

Effective November 1, 2003, the Company leases its office facility on a month-to-month basis from a related entity which is partially owned by a stockholder of the Company.

7 – EMPLOYEE BENEFIT PLAN

The Company has established a defined contribution retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee.

8 – CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Cash in banks is insured by the FDIC up to the standard maximum deposit insurance of $250,000 per institution. At December 31, 2016, there were no cash or cash equivalent balances in excess of FDIC limits.

9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $170,697, which was $165,697 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.21 to 1.

10 – OFF-BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Report of Independent Registered Public Accounting Firm Regarding Management Statement of Compliance with the Exemption Provisions of SEC Rule 15c3-3
For the Year Ended December 31, 2016

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rcm-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gladowsky Capital Management Corp.
Smithtown, New York

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Gladowsky Capital Management Corp. identified the following provision of 17 C.F.R. §15c3-3(k) under which Gladowsky Capital Management Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provision") and (2) Gladowsky Capital Management Corp. stated that Gladowsky Capital Management Corp. met the identified exemption provision throughout the year ended December 31, 2016, without exception. Gladowsky Capital Management Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gladowsky Capital Management Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 21, 2017

Gladowsky Group

MANAGEMENT STATEMENT OF COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF SEC RULE 15c3-3

February 6, 2017

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

We, as the management of Gladowsky Capital Management Corp., (the "Company"), are responsible for the Company's compliance with the exemption provisions of rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the year ended December 31, 2016, the Company has met the identified exemption provision without exception.

Sincerely,

Jason Gladowsky
President

18 Manor Road Smithtown NY 11787 **(631) 360-7200** **gladowskygroup.com**
Registered Investment Advisors | Member FINRA/SIPC